NEWS RELEASE

FOR IMMEDIATE RELEASE – June 28, 2004
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	Regular Dividend Payment

CALGARY, Alberta – As announced previously on March 4, 2004, PetroKazakhstan Inc. has introduced a regular quarterly dividend policy. The first quarterly dividend of C$0.15 per share was paid on May 3, 2004.

The second quarterly dividend has been set at C$0.15 per share. The record date is July 30, 2004. The date of payment is August 16, 2004. Shareholders domiciled in the United States will receive the dividend payment in equivalent US dollars.

PetroKazakhstan is a vertically integrated, international energy company, celebrating its seventh year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt exchange under the symbol PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

    The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Manager Investor Relations - Europe + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 – 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone (403) 221-8435 Fax: (403) 221-8425